

Banco de Chile

1Q22

Quarterly and YTD Financial Report

MANAGEMENT FINANCIAL REVIEW

Strategy & Business Model

Banco de Chile at a Glance



Banco de Chile, founded in 1893, is a universal bank that offers comprehensive solutions to satisfy the financial needs of individuals and companies. Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry for more than 125 years.

We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner. From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad.

We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non-remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio. This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America. Banco de Chile is listed in the Santiago and Electronic Stock Exchanges in Chile, and in the New York Stock Exchange under an ADR program.

We offer a wide range of products and services, including –among others– credit and debit cards, commercial, consumer and residential mortgage loans, trade finance loans, factoring and leasing loans, checking accounts, demand and time deposits, savings accounts, investment banking services, payments and collection services, as well as sophisticated financial products provided by our Treasury. This offering is complemented by the products and services provided by our subsidiaries of: Securities Brokerage, Mutual Funds Management, Insurance Brokerage, Financial Advisory and Socofin.

MOODY'S
A1

S&P Global
A

LISTED
NYSE

Business Strategy


Efficiency & Productivity
Sustainability & Commitment to Chile
Customer Centric Approach

Our business model pursues to contribute to the development of the country and the Chilean population by means of our aspiration to be the best bank for our customers, the best place to work, and the best investment for our shareholders.

Our strategy is based on: (i) Customer at the center of all decisions, (ii) Efficiency and Productivity, and (iii) Sustainability and Commitment to Chile.

In the medium–term, we have defined six strategic scopes that will guide our efforts and priorities: (i) accelerating digital solutions, (ii) enhancing commercial activity, (iii) increasing efficiency levels, (iv) boosting technological evolution, (v) developing new capabilities and skills, and (vi) deepening sustainability of our corporation.

1Q22: Key Takeaways on Strategic Initiatives

- Enhancement of our digital offering on the grounds of both renewed remote channels and innovation in payment channels.
- Development of new customer acquisition capabilities through digital on–boarding.
- Increased origination of consumer loans through both new management methodologies and digital tools.
- Progress in upgrading IT architecture through a multi–cloud strategy.
- Deployment of the new purchase model that introduces electronic auction and tender processes.
- First steps of a new comprehensive program that pursues to accelerate cultural transformation by incorporating new work methodologies, digital adopting, talent management and collaboration.
- Reinforcement of our sustainability background by embracing new initiatives on environmental, entrepreneurship and inclusion.

Economic Outlook

The Chilean economy posted an expansion of 11.7% in 2021, one of the most solid growth rate in Latin America and the world. This dynamism was the consequence of several drivers: (i) an expansionary fiscal policy that translated into both direct money transfers to individuals and fiscal spending, (ii) the temporary impact of three pension funds withdrawals, and (iii) greater mobility levels due to the improvement in sanitary conditions. As a result, Chile achieved pre-pandemic level of GDP in the early 2021.

GDP Growth
(Annual growth, %)


0.0
18.9
17.2
12.0
7.0
1Q21
2Q21
3Q21
4Q21
1Q22e

Nevertheless, the economy has begun to slowdown in the last months. Even though the monthly GDP index remains to post high YoY growth rates by expanding 9.6% in Jan-22 and 6.8% in Feb-22, activity has contracted on a sequential basis (-0.7% monthly in Feb-22). The breakdown by sector shows that weaker growth has been explained by lower expansion in private consumption, after soared rates in 2021, partly offset by a recovery in services. It is worth mentioning that this slowdown was expected, as the government has reduced the fiscal stimulus since the 4Q21.

CPI 12m Variation & Unemployment Rate (1)
(In Percentage)


2.9
10.4
3.8
9.5
5.3
8.4
7.2 7.2
9.4
7.8
1Q21
2Q21
3Q21
4Q21
1Q22e
CPI
Unemployment

(1) End of period CPI 12m variation and average unemployment rate for the quarter.

The labor market has gradually been improving, in line with the positive growth rates seen since the last year. The unemployment rate was 7.8% in Mar-22, well below the 10.4% seen a year earlier, and the peak of 13.1% posted in Jul-20 in the middle of the strictest mobility restrictions. This trend has been produced by the partial recovery in total employment (though remaining below pre-pandemic levels) and a tempered increase in the labor force.

In this environment, inflation has continued rising. In Mar-22, the headline CPI went up to 9.4% in twelve months, reaching the highest level since 2008. Likewise, the core measure (CPI excluding food and energy prices) rose 7.4% on an annual basis. This evolution has been attributable to domestic and external factors, such as the expansionary fiscal policy and pension funds withdrawals that have boosted household spending and the impact of geopolitical conflicts like the invasion to Ukraine that has resulted in a new rally for commodities and disruptions in the international supply chain. Since inflation stands above the Central Bank's target range, it tightened the monetary policy even more in Mar-22 by increasing the monetary policy interest rate 150 bp. from 5.5% to 7.0%, completing a total adjustment of 650 bp. since Jul-21 after sixteen months with the monetary policy rate at 0.5%.

Local Banking Industry

Total loans managed by the local banking industry amounted to Ch$205,549,432 million as of Feb-22, which represents a 9.8% annual increase in relation to Feb-21 or 1.9% in real terms (adjusted by inflation). In comparison with Dec-21, total loans posted a slight increase of 0.4% in nominal terms.

Loan Growth (1)(2)
(12m% change as of Feb22, in real terms)


5.4%
6.0%
6.9%
6.5%
5.3%
3.3%
3.1%
1.9%
-0.3%
-3.1%
-4.0%
-3.1%
2.3%
-0.2%
-4.4%
-4.3%
0.1%
-7.5%
-15.9%
-11.1%
1Q21
2Q21
3Q21
4Q21
1Q22e
Total Loans
Commercial Loans
Mortgage Loans
Consumer Loans

(1) Figures do not include operations of subsidiaries abroad.
(2) 1Q22e considers 12-month real growth for February 2022.

These figures, which depict the deceleration in lending activity as exposed by the Central Bank, have been produced by a slowdown in commercial loans related to both the end of the government–guaranteed support programs for SMEs and constrained capital expenditures by large companies due to

increased local uncertainty. Consumer loans, in turn, have consolidated the growth trend of last quarters, although demand for credits has weakened in the 1Q22, similar path followed by the residential mortgage loans in light of higher interest rate scenario and increased requirements in credit approval processes.

As of Feb-22 the local banking industry posted a net income of Ch$870,075 million, representing an annual increase of 37.9% in relation to the Ch$631,122 million recorded as of Feb-21. Amid a scenario of tempered growth in the commercial banking business, the banks have benefited from temporary shifts in market factors, such as inflation, given the structural net position of the industry in UF-denominated assets. Based on this, operating revenues posted an annual increase of Ch$471,436 million or 23.5%, which more than offset higher expected credit losses by Ch$235,219 million, mainly explained by growth in consumer loans and by Ch$57,835 million associated with impairments of financial assets appearing under the new Compendium of Accounting Standards (which is not possible to determine for 2021 based on past information).

Drivers & Trends

As revealed by the Chilean Central Bank in the las Monetary Policy Report (IPOM), the Chilean economy will likely experience an important slowdown this year, explained by: (i) the expected reduction of fiscal stimulus in 2022 with total spending falling at least 20% as outlined by the fiscal budget, (ii) the lagged effects of successive hikes in the monetary policy interest rate that should discourage borrowing while promoting saving, (iii) lower dynamism in the global economy as consequence of geopolitical conflicts, and (iv) uncertainty regarding the political and economic local landscape. As a result, the economy is expected to grow 1.5% in 2022, according to the Central Bank's Economic Expectations Survey (EEE). Aligned with this, the April IPOM revealed a baseline scenario that incorporates a sharp decrease in GDP growth as denoted by ranges centered at 1.5% and -0.25% for 2022 and 2023, respectively.

In regards to inflation, according to the IPOM, the CPI variation will likely remain above the monetary policy target until next year, although the EEE reveals forecasts of lower CPI variation rates in the future, which would be a consequence of the joint effect of weaker GDP growth and the easing in foreign pressures. On the whole, market analysts expect 12-month inflation rates of 7.8% and 4.2% in Dec-22 and Dec-23.

Based on this expectation for inflation, further adjustments in the monetary policy interest rate are likely this year, as depicted by the EEE, toward levels of 8.0% this year, which should begin to converge to neutral figures in 2023.

These forecasts, however, are subject to different risks, particularly in the short-term, including: (i) the evolution of political discussions, primarily associated with the ongoing constitutional process, (ii) the implementation of diverse reforms compromised by the recently appointed government administration in matters including taxation, the pension system, the health system, among others, (iii) the outcome of the geopolitical conflict in Eastern Europe, given the integration of Chile into the global economy, (iv) the evolution of the pandemic worldwide, and (v) the effects of contractionary policies aimed at reducing inflation in developed economies.

The banking activity is expected to be affected by this economic trends in diverse extents:

- Loan growth should decelerate based on: (i) subdued economic activity, (ii) stricter requirements for lending, and (iii) lower demand for credits in an environment of high interest rates and uncertainty. Thus, we expect the loan portfolio of the industry to remain almost flat in real terms in 2022, growing in line with inflation in nominal terms.
- From the funding perspective, given the current and expected levels for interest rates in the short-term and liquidity levels converging to normality, demand deposits held by the industry are expected to sharply decrease by 30%-35% in nominal terms in 2022.
- Aligned with this, the banking industry is expected to replace this funding source with both time deposits and long-term debt issued in Chile and abroad.
- In terms of results, the industry's NIM should be positively impacted in the short-term by inflation above mid-term levels, given the overall net exposure held by the industry in inflation-indexed assets.
- As for credit risk, based on the macroeconomic backdrop and the end of extraordinary support measures to individuals and SMEs, past-due loans are expected to gradually return to mid-term levels in the range of 1.8%-2.0%. Likewise, expected credit losses as a percentage of average loans should also begin to gradually increase to average levels of 1.5%-1.6%, excluding the effect of additional provisions.

Financial Snapshot on Banco de Chile
(In Millions of Ch$)

Net Income

$291,727



1Q22
291,727
1Q21
161,964

Annual Var.

+80.1%

Operating Revenues

$685,185



1Q22
685,185
1Q21
477,466

Annual Var.

+43.5%

Expected Credit Losses

$99,404



1Q22
99,404
1Q21
56,191

Annual Var.

+76.9%

Operating Expenses

$234,407



1Q22
234,407
1Q21
218,771

Annual Var.

+7.1%

Total Loans

$34,218,576



1Q22
34,218,576
4Q21
34,230,117
1Q21
31,746,971

Annual Var.

+7.8%

Quarterly Var.

0.0%

1. Income Statement

Net Income

Net income amounted to Ch$291,727 million in the 1Q22, a historical record quarterly bottom line that favorably compares to the Ch$161,964 million achieved in the 1Q21 by representing an annual advance of 80.1% or Ch$129,763 million. This increase was the consequence of both significant shifts in market factors and our solid competitive strengths.

Net Income – As of Mar-22
(In millions of Ch$)


80.1%
161,964
94,257
113,462
(43,213)
(15,636)
(19,107)
291,727
Customer Income
Non-customer Income
Expected Credit Losses
Operating Expenses
Income tax
2021
2022

As depicted by the chart above, the main explanatory factors for the annual change in net income were, as follows:

- An annual increase of Ch$207,719 million or 43.5% in total operating revenues, primarily as a consequence of higher non–customer income (financial income), and an annual recovery in customer incomer. Annual growth in non–customer income relied on non-recurrent effects associated with both the sharp increase in inflation that benefited our structural net asset exposure to UF and, to a lesser extent, greater revenues from the management of our Trading and Investment portfolios, primarily due to the effect of higher inflation expectations on mid– and long–term real interest rates, which benefited our fixed-income portfolio. Likewise, customer income also showed an annual improvement principally on the grounds of higher contribution of demand deposits to our cost of funds, amid an environment of significantly higher local interest rates, and also the positive effect of lower mobility restrictions coming from the pandemic that resulted in an annual recovery in net fee income, particularly linked to transactional services. Unlike, income from loans posted a slight increase.

These factors were partly offset by:

- An annual increase of expected credit losses (ECLs) from Ch$56,191 million in the 1Q21 to Ch$99,404 million in the 1Q22, which was mostly explained by higher additional provisions set this quarter in comparison with the 1Q21 and, to a lesser extent, an increase in ECLs from the retail banking segment. This behavior, however, was marked by a comparison base effect, as the 1Q21 was a very positive quarter in terms of ECLs, given the trend followed by delinquency in a context of pension fund withdrawals and government support measures for both individuals and SMEs.
- Higher income tax associated with increased pre-tax income, which was to some extent offset by a lower effective tax rate as a consequence of higher inflation.
- An annual increase of Ch$15,636 million or 7.1% in operating expenses, from Ch$218,771 million in the 1Q21 to Ch$234,407 million in the 1Q22. This increase is mainly attributable to the effect of inflation on salaries and other inflation-indexed expenses. These effects coupled with higher IT-related expenses linked to our digital strategy and higher severance payments.

Key Business Metrics

Ratios	1Q21	1Q22
Return on Average Equity (ROAE)	17.2%	27.1%
Net Interest Margin (NIM)	3.4%	4.9%
Net Financial Margin	3.7%	5.1%
Expected Credit Losses / Avg. Loans	0.7%	1.2%
Efficiency Ratio	45.8%	34.2%
CET1 Ratio	12.3%	13.2%
Tier 1 Ratio	13.8%	14.2%
Basel Ratio (Total Capital)	16.1%	17.8%

Based on the above, we managed to record a 27.1% ROAE in the 1Q22, which was influenced by an improved NIM that went up from 3.4% in the 1Q21 to 4.9% in the 1Q22, mainly due to inflation. Likewise, and based on the above, our efficiency ratio remained well below mid-term average levels by posting 34.2% in the 1Q22.

For the rest of the year we expect NIM to decline to the extent inflation declines toward the Central Bank target range. Likewise, we expect ECLs to remain in levels of 1.0%-1.1% this year while our aim is to achieve an efficiency ratio in the range of 38%-40% this year. These drivers are consistent with a ROAE in the range of 18%-20% for 2022.

Operating Revenues Breakdown
(In millions of Ch$)

In Millions of Ch$	Quarter		Change 1Q22/1Q21		YTD Performance		Change Mar-22/Mar-21	
	1Q21	1Q22	Ch$	%	Mar-21	Mar-22	Ch$	%
Net Interest Income (Interest and Inflation)	331,243	493,369	162,126	+48.9 %	331,243	493,369	162,126	+48.9 %
Financial Results (1)	30,198	55,979	25,781	+85.4 %	30,198	55,979	25,781	+85.4 %
Net Financial Income	**361,441**	**549,348**	**187,907**	**+52.0 %**	**361,441**	**549,348**	**187,907**	**+52.0 %**
Net Fees and Commisions	**111,132**	**130,240**	**19,108**	**+17.2 %**	**111,132**	**130,240**	**19,108**	**+17.2 %**
Other Operating Income	**3,970**	**3,086**	**-884**	**(22.3)%**	**3,970**	**3,086**	**-884**	**(22.3)%**
Income attributable to affiliates	**-657**	**1,534**	**2,191**	**(333.5)%**	**-657**	**1,534**	**2,191**	**(333.5)%**
Income from Non-Current Assets Held for Sale	**1,580**	**977**	**-603**	**(38.2)%**	**1,580**	**977**	**-603**	**(38.2)%**
Total Operating Revenues	**477,466**	**685,185**	**207,719**	**+43.5 %**	**477,466**	**685,185**	**207,719**	**+43.5 %**
Key Ratios	**1Q21**	**1Q22**		**bp.**	**Mar-21**	**Mar-22**		**bp.**
Net Interest Margin	3.40%	4.91%		151	3.40%	4.91%		151
Net Financial Margin	3.68%	5.10%		142	3.68%	5.10%		142
Fees to Average Loans	1.42%	1.53%		11	1.42%	1.53%		11

(1) Includes results from: financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives, foreign exchange transactions.

Net Financial Income

Nearly 80% of the operating revenues reached in the 1Q22 corresponded to net financial income, which totaled Ch$549,348 million this quarter, equivalent to an annual advance of Ch$187,907 million or 52.0% when compared to the 1Q21.

Net Financial Income Breakdown
(In Millions of Ch$)


549,348
226,241
361,441
113,483
323,107
247,958
1Q21
1Q22
Non-Customer Financial Income
Customer Financial Income

The main driver explaining this performance was the non-customer net financial income that increased Ch$112,758 million on an annual basis in the 1Q22 (99.4%). Customer net financial income also contributed to this result by growing Ch$75,149 million on an annual basis in the 1Q22 (30.3%). The annual growth in net financial income was composed of:

- An annual increment of Ch$76,511 million in the contribution of our structural UF net asset exposure explained by inflation –measured as UF variation– passing from 1.12% in the 1Q21 to 2.37% in the 1Q22.
- A YoY increase of Ch$71,370 million in the contribution of demand deposits (DDA) to our funding cost. This figure was influenced by both greater average balances and higher interest rates. Average DDA balances rose 13.1% YoY from Ch$14,645,479 million in the 1Q21 to Ch$16,570,587 million this quarter. This was prompted by the increase in liquidity levels, as mentioned earlier, which has nevertheless decreased over the last quarters. This effect coupled with the sharp increase in local interest rates over the last quarters as the Central Bank started a tightening monetary cycle in order to control inflation, leading the reference rate from 0.5% in Jul–21 to 7.0% in Mar–22.
- Revenues from treasury management advancing Ch$35,016 million on a YoY basis. This result was the consequence of: (i) higher results from ALM by Ch$25,029 million, which was influenced by the proactive management of our financial gaps that benefited from higher inflation, (ii) an annual increase of Ch$7,545 million in results from the management of our Trading and Investment portfolios as a result the aforesaid trend in local interest rates, inflation above market expectations and lower Counterparty Value

Adjustment for derivatives owing mainly to improved probabilities of default, and (iii) a YoY growth of Ch$2,385 million in our Sales & Structuring unit, due to a higher volume of FX transactions carried out this quarter that coupled with increased volatility in the exchange rate when compared to the 1Q21.

- Income from loans going up by Ch$5,761 million on an annual basis in the 1Q22, mostly based on increasing average balances that were partly offset by lower overall lending spreads. The decrease in lending spreads is the result of a change in the portfolio mix, given the decrease in consumer loan origination and growth in lower margin segments and products. Also, average balances of residential mortgage loans increased 9.3% YoY in the 1Q22, followed by commercial loans advancing 8.0% YoY. Average balances of consumer loans, on the other hand, increased 11.2% on an annual basis.
- A YoY increase of Ch$2,459 million in net financial income from subsidiaries, mostly explained by the effect of favourable changes in market factors on the fixed-income portfolio of our securities brokerage subsidiary.

These effects were to some extent counterbalanced by an annual decrease of Ch$3,818 million from our USD asset position that hedges USD-denominated expenses (ECLs on cross-border loans and provisions associated with loyalty program), explained by an 8.0% appreciation of the Chilean peso in the 1Q22 as compared to the 1.0% depreciation observed in the 1Q21.

Net Financial Margin (1)
(Net Financial Income / Avg. Interest Earning Assets)


5.10%
3.68%
3.88%
4.16%
1Q21
1Q22
BCH
Industry

(1) Industry´s ratios for the 1Q21 on proforma basis for the new local Compendium of Accounting Standards and ratios for the 1Q22 as of Feb-22.

Based on these trends, particularly due to higher inflation and the positive impact of increased interest rates on the contribution of the DDA to our funding cost, the net financial margin posted a significant annual increase from 3.68% in the 1Q21 to 5.10% in the 1Q22, comparing very positively with the industry.

Net Fee Income

Income from Fees and Commissions went up to Ch$130,240 million in the 1Q22 from the Ch$111,132 million reached in the 1Q21, representing an advance of Ch$19,108 million or 17.2% YoY.

Net Fee Income
(In Millions of Ch$)


130,240
111,132
14,516
3,071
13,295
29,037
24,266
46,055
14,880
3,166
12,112
24,722
22,520
33,732
1Q21
1Q22
Others
Stock Brokerage
Credit, guarantees and other loans
Mutual Funds
Insurance Brokerage
Transactional Services

This result was the consequence of:

- Fee income from transactional services increasing Ch$12,323 million on an annual basis in the 1Q22 as a result a higher amount of transactions made during the quarter prompted by the economic rebound seen in the period when compared to the 1Q21 as many industries have reopened on the grounds of the successful vaccination process that led to a decrease in contagion of COVID19 and lessened mobility restrictions. Thus, the main explanatory factors were: (i) an annual growth of Ch$8,827 million in fees from credit cards in the 1Q22, mostly explained by annual increases of 33% and 34% in the number and amount of transactions, (ii) fees from sight accounts and ATMs increasing Ch$2,203 million, and (iii) an annual increase in fees from checking accounts and overdrafts by Ch$1,293 million.
- A YoY increase of Ch$4,315 million in mutual funds, influenced by: (i) a change in the portfolio mix from fixed-income funds to local and international equity funds that bear higher margins based on the investors' preference for riskier investments as a result of the effects of the upward trend in local long-term interest rates for most of 2021 and the first quarter of 2022, which negatively affected fixed-income securities, and (ii) the market-leading position as reflected by a 24.0% market share in assets under

management as of Feb-22 (latest available data) according to the Chilean Mutual Funds Association.

→ An annual growth of Ch$1,746 million in fees coming from insurance brokerage, mostly due to the recovery in commercial activity, particularly driven by increased origination of consumer loans that increased 17.9% in the 1Q22 in relation to the 1Q21. This, together with higher commercial activity translated into a 16.4% annual advance in written premiums.

Other Operating Income

Other operating income, including income from investments in affiliates, income from non-current assets held for sale and other operating income went up from Ch$4,893 million in the 1Q21 to Ch$5,597 million in the 1Q22, representing an annual rise of Ch$704 million. This increase was primarily attributable to investment in affiliates that grew Ch$2,191 million on an annual basis mainly due to improved results from Transbank as it was permitted to revise fees later in 2021, posting positive earnings in the 1Q22 as compared to losses in the 1Q21. This effect was to some extent offset by greater income from non-current assets held for sale by Ch$603 million, mostly explained by assets received in lieu of payment.

Expected Credit Losses (ECLs)

Expected Credit Losses
(In Millions of Ch$)

In Millions of Ch$	Quarter		Change 1Q22/1Q21	
	1Q21	1Q22	Ch$	%
Loan Loss Allowances				
Initial Allowances	**746,431**	**718,249**	**(28,182)**	**(3.8)%**
Charge-offs	(59,727)	(44,601)	15,126	(25.3)%
Sales of Loans	-	-	-	-
Allowances FX effect	1,028	(6,926)	(7,954)	(773.7)%
Provisions established, net	31,615	43,108	11,493	+36.4 %
Final Allowances	**719,347**	**709,830**	**(9,517)**	**(1.3)%**
Expected Credit Losses				
Provisions Established Loans	31,615	43,108	11,493	+36.4 %
Provisions Established Banks	(190)	(53)	137	(72.1)%
Provisions Contingent Loans	(3,336)	(763)	2,573	(77.1)%
Prov. Cross Border Loans	2,121	547	(1,574)	(74.2)%
Financial Assets Impairments	724	206	(518)	(71.5)%
Additional Provisions	40,000	70,000	30,000	+75.0 %
Recoveries	(14,743)	(13,641)	1,102	(7.5)%
Expected Credit Losses	**56,191**	**99,404**	**43,213**	**+76.9 %**

In the 1Q22, our ECLs amounted to Ch$99,404 million, representing an annual increase of Ch$43,213 million when compared to the Ch$56,191 million recorded in the 1Q21.

When isolating the amount established as additional allowances, approximately 82% of the increase in ECLs coming from provisioning models were attributable to the retail banking segment, while 18% was associated with the wholesale segment, mainly as a result of trends that took place in the 1Q21, related to favorable temporary effects of higher liquidity on delinquency levels.

Overall, the main drivers behind the annual change in ECLs were:

→ A net increase of Ch$30,000 million in additional provisions established, from Ch$40,000 million in the 1Q21 to Ch$70,000 million set in the 1Q22, as we continued to improve our coverage to cope with both the potential deterioration coming from lagged effects of the COVID19 pandemic on individuals and companies, in addition to the local economic uncertainty going forward.

→ An annual increase of Ch$11,091 million in ECLs not related to additional provisions, mostly associated with a low comparison base represented by above-average performance in risk expenses in the 1Q21, when ECLs reached the lowest level since the 2Q18, as a result of both the already mentioned excess of liquidity in the local economy and loan rescheduling programs to alleviate financial burden of individuals. These measures coupled with the government-guaranteed loan programs for SMEs. However, the effect of these measures seem to be lessening over the last quarters, as reflected by a 0.88% NLPs ratio (past-due over 90 days to total loans) in Mar-22 after bottoming out at 0.85% in Dec-21. Thus, even though recurrent ECLs has remained at low levels there has been a moderate increase when compared to a year earlier. This behavior has been particularly concentrated in the retail banking segment, which contributed with Ch$9,104 million of such YoY increment.

→ An annual advance of Ch$2,126 million in ECLs explained by the 8.8% annual growth in overall average loan balances. This increase was primarily associated with the performance the retail banking segment, explaining a ECLs pickup of Ch$1,577 million in the 1Q22 on an annual basis due to loan growth, in line with increases in both average balances of consumer loans (+11.2% YoY) and residential mortgage loans (+9.3% YoY). To a lesser degree, the wholesale banking segment posted an annual rise of 12.0% in average balances of commercial loan balances, explaining Ch$549 million.

Expected Credit Losses Ratio(1)
(Expected Credit Losses / Average Loans)


0.72%
0.73%
1.17%
1.27%
1Q21
1Q22
BCH
Industry

(1) Industry´s ratios for the 1Q21 on proforma basis for the new local Compendium of Accounting Standards and ratios for the 1Q22 as of Feb-22.

Based on these effects, our ECLs to average loans ratio reached 1.17% in the 1Q22, which denotes an annual increase of 45 bp. when compared to the 0.72% posted in the 1Q21. This increment is primarily explained by the previously mentioned rise in additional provisions (Ch$30,000 million on an annual basis representing approximately 31 bp. increase in the ratio) and, as analyzed, an extremely low comparison base for recurrent ECLs in the 1Q21. When compared to the industry, however, our ratio continued to be below the average, reflecting our diversified customer base and strict credit risk policies, in spite of higher additional provisions aimed at covering us from unexpected changes in asset quality. We expect our ECLs ratio to converge to our average levels of 1.0%-1.2% in the medium term, excluding additional provisions, to the extent delinquency returns to normalized levels.

Past Due Ratio
(>90d Past-Due Loans / Total Loans)


0.96%
1.57%
1.04%
1.54%
0.92%
1.43%
0.85%
1.25%
0.88%
1.28%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
BCH
Industry

(1) Industry´s ratios for Mar-22 as of Feb-22, latest available information.

As for delinquency, our diversified and healthy loan portfolio, in conjunction with our effective credit risk policies result in a better-than-industry performance. As mentioned, our NPLs ratio was 0.88% in Mar-22, which positively compares to the 0.96% ratio reached in Mar-21 and the 1.28% posted by the industry in the 1Q22 (as of Feb-22). As highlighted earlier, delinquency levels continue to be subsided due to non-recurrent liquidity in the economy, so we expect them to converge to our historical average levels as long as this temporary effect disappear.

Operating Expenses

Our operating expenses increased Ch$15,636 million on an annual basis, from Ch$218,771 million in the 1Q21 to Ch$234,407 million in the 1Q22.

Operating Expenses
(In Millions of Ch$)

In Millions of Ch$	Quarter		Change 1Q22/1Q21	
	1Q21	1Q22	Ch$ Mn.	%
Personnel expenses	113,698	122,067	8,369	+7.4 %
Administrative expenses	82,889	86,834	3,945	+4.8 %
Depreciation and Amort.	18,619	19,925	1,306	+7.0 %
Impairments	-421	-98	323	(76.7)%
Other Oper. Expenses	3,986	5,679	1,693	+42.5 %
Total Operating Expenses	**218,771**	**234,407**	**15,636**	**+7.1 %**
Additional Information	**1Q21**	**1Q22**		**bp. / %**
Op. Exp. / Op. Rev.	45.8%	34.2%		(1161)bp
Op. Exp. / Avg. Assets	2.0%	1.9%		(9)bp
Headcount (#) - EOP	12,693	12,296		(3.1)%
Branches (#) - EOP	312	272		(12.8)%

The annual increment in the cost base was mostly explained by:

- Personnel expenses increasing Ch$8,369 million on a YoY basis, from Ch$113,698 million in the 1Q21 to Ch$122,067 million, influenced by: (i) an annual advance of Ch$4,239 million in severance payments due to the gradual organizational changes as reflected by the progressive decrease in headcount, and (ii) salaries growing Ch$3,730 million (or 5.8%) in the 1Q22 when compared to the 1Q21, mostly attributable to the recognition of the inflation effect on salaries (as agreed under collective bargaining agreements) that more than offset the decrease in headcount.
- An annual increase of Ch$3,359 million in IT and Communication expenses in the 1Q22, which was influenced by additional software licensing expenses linked to upgrades we have made to our digital capabilities in order to boost our technological evolution and to improve our internal procedures by making them more efficient in line with our strategic initiatives.
- An annual expansion of Ch$1,693 million in other operating expenses as a result of diverse minor expense items.
- Depreciation and amortization increasing Ch$1,306 million in 1Q22 when compared to the 1Q21 as a result of: (i) higher amortization of intangible assets due to software purchases, and (ii) higher depreciation of computer equipment.
- Higher advertising expenses by Ch$1,121 million related to both new campaigns deployed to reinforce value recognition and marketing campaigns of products and services.

These effects were partly counterbalanced by:

- An annual decline of Ch$1,362 million in maintenance of fixed assets when compared to the 1Q21, which was mostly explained by lower expenses in sanitization services as a result of non-recurrent disbursements made in 2021 due to the COVID19 pandemic.
- An annual decrease of Ch$1,101 million in outsourced services linked to the internalization of salesforce services that we have been implementing since 2020 in order to improve our efficiency.

Efficiency Ratio(1)
(Operating Expenses / Operating Revenues)


45.8%
48.4%
34.2%
41.0%
1Q21
1Q22
BCH
Industry

(1) Industry's ratios for the 1Q21 on proforma basis for the new local Compendium of Accounting Standards and ratios for the 1Q22 as of Feb-22.

As a result of the positive trend seen in operating revenues, effect that more than offset the 7.1% YoY increase in OpEx, our efficiency ratio improved from 45.8% in the 1Q21 to 34.2% in the 1Q22, representing a 1,161 bp. annual drop. In addition, we held a ratio of 1.9% in the 1Q22 in operating expenses to average assets ratio, which improved 9 bp. when compared to the ratio posted in the 1Q21. All in all, despite the nominal increase in operating expenses during this quarter, we have managed to improve our key operating and productivity ratios during the last quarters as a result of cost control policies that have leveraged on our efficiency program.

Income Tax

Our income tax totaled Ch$59,647 million in the 1Q22, representing an annual increment of Ch$19,107 million when compared to the Ch$40,540 million posted in the 1Q21. This figure was mostly the consequence of an annual advance of Ch$148,870 million in income before income taxes in the 1Q22, which was influenced by increased operating revenues as mentioned earlier. The increase in income before income tax explained an annual increase of nearly Ch$40,194 million in income tax when considering the statutory corporate tax rate of 27.0%. However, this effect was offset by the impact of higher inflation on our taxable income (or the effect of inflation on our shareholders' equity), as it is deducted from our income before income taxes for tax purposes. The effect of higher inflation translated into lower income tax by Ch$21,088 million in the 1Q22 in relation to the 1Q21. As a result of these joint effects, but mostly due to the increased inflation, our effective tax rate decreased from 20.0% in the 1Q21 to 17.0% in the 1Q22.

Business Segments Performance

Our income before income tax reached Ch$351,374 million in the 1Q22, equivalent to an annual rise of Ch$148,871 million or 73.5% when compared to the 1Q21. Nearly 52.7% of our consolidated pre-tax income was attributable to the Retail Banking segment, followed by the Wholesale Banking segment that explained 34.8%, both of them positively influenced by the effect of higher inflation in the 1Q22. Lastly, Treasury and Subsidiaries represented 6.9% and 5.6%, respectively.

Pre-Tax Income by Business Segment
(In Millions of Ch$)


351,374
19,701
122,299
185,129
24,245
202,503
15,227
66,757
108,107
12,412
1Q21
1Q22
Treasury
Retail Banking
Wholesale Banking
Subsidiaries

The main explanatory factors explaining these results were:

- The Retail Banking segment totalled Ch$185,129 million during this quarter, which represents an annual expansion of Ch$77,022 million or 71.2% when compared to the Ch$108,107 million posted in the 1Q21. The main driver behind this figure was the YoY increment of Ch$117,417 million or 39.2% in operating revenues, from Ch$299,306 million in the 1Q21 to Ch$416,724 in the 1Q22. This was the result of: (i) the positive contribution of higher inflation (as explained earlier) on the UF net asset exposure allocated to this segment, resulting from a UF variation of 2.37% in the 1Q22 when compared to the 1.12% in the 1Q21, (ii) an annual growth of approximately Ch$43,000 million in the contribution of demand deposits as a result of increasing local

interest rates as well as a YoY rise of 10.3% in average DDA balances managed by this segment when compared to a year earlier, in spite of the decrease that DDA commenced to display this quarter (-5.4% on a sequential basis), and (iii) a YoY expansion of Ch$14,804 million in fee income, in line with increased transactionality as a result of improved overall business conditions based on the successful vaccination process in Chile that led to greater mobility. These effects were to some extent counterbalanced by: (i) a YoY rise of Ch$12,969 million or 8.5% in operating expenses as a result of increases in both severance payments due to gradual organizational changes and the recognition of higher inflation on salaries, and (ii) an increment of Ch$27,426 million in expected credit losses driven by higher additional provisions (partly allocated to this segment) when compared to the 1Q21, in conjunction with credit quality indicators that are gradually converging to normal levels and a very low comparison base in the 1Q21 as a result of the excess of liquidity observed in the local economy.

- The Wholesale Banking segment posted a pre-tax bottom line of Ch$122,299 million in the 1Q22, which denotes a YoY increment of Ch$55,542 million when compared to the 1Q21. This behavior was primarily the consequence of an annual increase of Ch$71,894 million in operating revenues, totaling Ch$199,236 million this quarter from the Ch$127,342 posted in the 1Q21. This performance was backed by: (i) the positive contribution of the UF net asset exposure partly allocated to by this segment, which benefited from a higher UF variation (as explained earlier), (ii) improved contribution to our funding by nearly Ch$23,600 million from DDA managed by this segment, mostly backed by an annual increase of 17.5% in average balances and higher interest rates, (iii) a YoY increase of Ch$5,200 million in income from loans (net of funding) managed by this segment due to an annual expansion of 12.0% in average commercial loan balances, and (iv) higher revenues from FX transactions carried out by corporate clients. These effects were partly offset by an increase of Ch$14,858 million in ECLs due to the higher additional provisions allocated to this segment in order to be better prepared for lagged effects in delinquency.

- Pre-tax income from our Treasury amounted to Ch$24,245 million in the 1Q22, which represented an annual advance of Ch$11,832 million when compared to the Ch$12,412 million of the 1Q21. This was mostly explained by better results from the management of our Trading and Investment portfolios in the 1Q22, as a result of increased gains from financial assets held for trading produced by favorable shifts in short-term local interest rates given the positions held in bonds and derivatives, which coupled with the positive effect of higher inflation on both the accrual of fixed-income securities and the portion of our UF net asset structural exposure that is partly allocated to this segment.

- Our subsidiaries posted an annual increase of Ch$4,474 million or 29.4% in income before income tax in the 1Q22 from the Ch$15,227 million reached in the 1Q21. This improvement was explained by: (i) an annual increase of Ch$1,973 million in pre-tax income generated by our Mutual Funds subsidiary, based on an annual increment of Ch$2,192 million in fee income fostered by a change in the portfolio mix by investors from fixed-income to equity funds, resulting in higher commissions, (ii) higher bottom line before taxes reported by our Securities Brokerage subsidiary by Ch$1,634 million on an annual basis, primarily explained by a surge of Ch$2,507 million in operating revenues given improved results from the subsidiary's investment portfolio as a consequence of favorable shifts in markets factors, which was partly offset by higher operating expenses due to enhanced dynamism commercial activity, and (iii) an annual rise of Ch$588 million in the income before income tax of our Insurance Brokerage subsidiary, due to higher fee income that came from the recovery of business activity and, particularly, from the reactivation of consumer loans.

2. Balance Sheet

Loan Portfolio

The evolution of our loan book is aligned with findings recently revealed by the Central Bank in the Quarterly Credit Survey for the 1Q22, which outlined a slowdown in the demand for commercial loans from both SMEs and wholesale customers during the quarter and constrained demand for both residential mortgage loans and consumer loans.

As of March 31, 2022 our loan portfolio totaled Ch$34,218,576 million, which was composed of: (i) retail banking loans amounting to Ch$21,555,874 million granted to individuals and SMEs concentrating a 63% share of total loans, and (ii) wholesale banking loans of Ch$12,662,703 million, which represented 37% of total loans.


Loans by Segment
(In Millions of Ch$ and %)
Wholesale Banking 12,662,703 37%
Corporate 7,529,653 22%
Middle Market 5,133,050 15%
SMEs 5,043,732 15%
Individuals 16,512,142 48%
Retail Banking 21,555,874 63%

On an annual basis our total loans denoted a 7.8% growth from the Ch$31,746,971 million recorded in Mar-21. This increase was explained by increments of 6.5%, 8.6% and 11.9% in commercial, residential mortgage and consumer loans, respectively. Commercial loans increased from Ch$18,172,781 million in Mar-21 to Ch$19,349,450 million in Mar-22, are evidencing the effects of the economic slowdown witnessed in the 1Q22 that has resulted in a decrease in capital expenditures by companies, given increased uncertainty on the local economic and political environment, which has translated into negative real growth in twelve months. Likewise, residential mortgage loans grew slightly above inflation, from Ch$9,630,155 million in Mar-21 to Ch$10,454,944 million in Mar-22, which is mainly explained by the sharp increase experienced by long-term interest rates and stricter credit granting requirements. In the case of consumer loans, this lending product has grown above inflation on an annual basis, from Ch$3,944,035 million in Mar-21 to Ch$4,414,182 million in Mar-22, which has been mostly related to the reactivation of these type of loans after a period of strong growth in household spending sustained by non-recurrent dynamics that replaced borrowing from banks. Instead of the findings unveiled by the Central Bank, we have grown more than the industry, based on renewed strategies that pursue to bolster the demand for consumer loans among our high credit quality customer base while promoting the use of our credit cards based on improved benefits.


Loan Portfolio Evolution
(In Millions of Ch$ and %)
7.8%
0.0%
31,746,971
34,230,117
34,218,576
3,944,035
9,630,155
18,172,781
4,248,709
10,346,652
19,634,756
+3.9%
+1.0%
-1.5%
4,414,182
10,454,944
19,349,450
13%
31%
57%
1Q21
4Q21
1Q22
Commercial
Residential Mortgage
Consumer

On a quarterly basis, our total loan portfolio remained almost flat by recording a decrease of Ch$11,541 million from the Ch$34,230,117 million posted in Dec-21. This decline was primarily concentrated in commercial loans that slid 1.5% QoQ from Ch$19,634,756 million in Dec-21 to Ch$19,349,450 million in Mar-22, due to a decrease of 1.7% in the wholesale banking segment, as a result of specific short-term credits granted in the 4Q21 and weakened demand, and a 1.2% reduction in loans to SMEs, given the end of the *Fogape-Reactiva* Program. The trend in commercial loans was, to some extent offset by a QoQ increase of 3.9% in consumer loans from Ch$4,248,709 million in Dec-21 to Ch$4,414,182 million in Mar-22, in line with our commercial efforts in pursuit of maintaining the momentum gained in this product in the 4Q21, as reflected by loan origination of Ch$483,093 million in the 1Q22, while taking advantage of excess of liquidity that appears to be decreasing. To a lesser extent, residential mortgage loans also grew 1.0% on a quarterly basis from Ch$10,346,652 in Dec-21 to Ch$10,454,944 million in Mar-22, which was primarily

attributable to inflation, in line with lowered demand for this lending product given the higher long-term interest rates.

At a segment level, loans managed by the Retail Banking segment amounted Ch$21,555,874 million in Mar-22, which denoted a 12-month expansion of 7.2% when compared to the Ch$20,111,539 million recorded in Mar-21 and an increase of 0.9% in relation to the Ch$21,364,799 million recorded in Dec-21.

These trends were mainly the result of:

- Personal Banking loans increasing 8.8% on an annual basis from Ch$15,178,875 million in Mar-21 to Ch$16,512,142 million in Mar-22. On a quarterly basis, loans to individuals posted a 0.5% increase from the Ch$16,273,035 million reported in Dec-21. The annual increase was led by growths of 11.9% in consumer loans and 8.6% in residential mortgage loans. Whereas the former has relied on the reactivation of this lending product by the end of 2021 and particularly in Mar–22, given our dedicated commercial efforts through sophisticated value offerings and an abnormal liquidity that has begun to decrease among middle income segment individuals, the increase in residential mortgage loans had mainly to do with the effect of inflation on loan balances that has combined with constrained demand in a context characterized by high interest rates. When compared to Dec-21, residential mortgage loans have begun to display a significant slowdown by posting a 1.0% quarterly increased, once again mainly influenced by inflation (2.4% in the three-month period) and the other same factors mentioned for the annual change. Consumer loans, instead, have reaffirmed the momentum gained in the 4Q21 by posting a quarterly increase of 3.9% based on the initiatives we have deployed to satisfy our customers' needs and seasonality effects associated with first quarter spending patterns including holidays, tuition fees, taxes and other. This is aligned with Central Bank's findings revealing a slowdown in the demand for residential mortgage loans in light of stricter requirements, interest rates that have remained high and expectations on higher inflation. In the case of consumer loans, however, we have managed to deal with smoothing demand –as noted by the Central Bank, as a consequence of the economic slowdown and high interest rates that have discouraged borrowing– by reinforcing commercial strategies.
- Loans granted to SMEs reached Ch$5,043,732 million as of Mar-22, which represents an annual increase of 2.3% when compared to the Ch$4,932,664 million posted in Mar-21 and a decline of 0.9% in comparison with the Ch$5,091,761 million registered in Dec-21. The deceleration evidenced by this segment had mainly to do with: (i) the slowdown that is taking place in the economy as a whole as reflected by the evolution of the Monthly Economic Activity Index (IMACEC) in the 1Q22, and (ii) a comparison base effect associated with a period of strong growth in this segment that was primarily fostered by the deployment of the *Fogape Reactiva* program in 2021.

The loan portfolio managed by the wholesale banking segment amounted to Ch$12,662,703 million in Mar-22, which represented an 8.8% increase when compared to the Ch$11,635,432 million recorded in Mar-21, but instead a 1.6% decrease in relation to the Ch$12,865,318 million posted in Dec-21. The main underlying causes for these changes were:

- Loans managed by our Corporate units totalled Ch$7,529,653 million in Mar-22, which represents a 14.1% annual increase in relations to the Ch$6,596,465 million posted in Mar-21, which has been primarily fostered by loan growth among customers belonging to the concessions, natural resources and real estate industries, in light of specific projects retaken after the pandemic. On a quarterly basis, loans managed by these units went down by 2.4% from the Ch$7,716,216 million reached in Dec-21. This decrease had to do with: (i) the effect of the 8.0% Chilean peso appreciation against the US-dollar, affecting the translation of USD-denominated loans and trade finance loans, (ii) specific transactions carried out by our family offices unit in 2021, and (iii) the slowdown observed in the demand for loans in the 1Q22, owing to both the interest rate scenario and increased uncertainty related to the economic and political environment leading to postpone investment decisions, as revealed by the Central Bank.
- Loans to Middle Market companies that amounted to Ch$5,133,050 million in Mar-22, which denotes a 1.9% annual increase when compared to the Ch$5,038,967 million reached in Mar-21. However, on a quarterly basis, loans managed by this unit posted a slight decrease of 0.3% when compared to the Ch$5,149,102 million reached in Dec-21. Once again, the behavior shown by this segment had to do with: (i) the slowdown in overall economic activity in the 1Q22, as reflected by the IMACEC, which has reduced demand for credits, and (ii) a comparison base effect as this unit also benefited from *Fogape-Covid* and *Fogape-Reactiva* loans in 2021, which have begun to be gradually amortized.

Going forward, we expect that in 2022 loan growth real multiplier over GDP expansion will remain well below the long-term average.

For 2022, this would signify a change in market positioning, based on our view on specific lending product, such as residential mortgage loans, as we pursue to preserve a favorable risk return relationship. Thus, our aim is to maintain or gain market share in commercial and consumer loans while keeping our current market share in total loans.

Market Share in Loans[(1)(2)]
(% as of the end of each period)


17.4%
17.3%
17.5%
17.4%
17.1%
17.1%
17.3%
17.0%
17.1%
17.0%
16.9%
16.9%
16.7%
16.7%
16.6%
16.2%
16.2%
16.0%
15.8%
15.6%
1Q21
2Q21
3Q21
4Q21
1Q22
Total Loans
Consumer Loans
Commercial loans
Mortgage loans

(1) Excluding operations of subsidiaries abroad.
(2) Market share for 1Q22 based on the latest available information (Feb-22).

As of Feb22, we achieved a 16.6% market share in total loans, which compares to the 16.7% reached in Dec-21 and the 16.9% stake attained in Mar-21. On an annual basis, the decrease in overall market share was mainly caused lower market share in residential mortgage loans, which passed from 16.2% in Mar-21 to 15.6% in Feb-22. This market share is in line with our strategic goals for 2022 and our consistent focus on SMEs and consumer loans over other lending products.

Securities Portfolio

Securities Portfolio by Type of Instrument
(In Millions of Ch$ and %)


Local Banks
860
0.0%
Local
Corporate
Bonds
877,764
21.7%
Central
Bank &
Government
3,171,045
78.2%
Mutual
Funds &
Other
3,199
0.1%

As of March 31, 2022 our securities portfolio (including positions in mutual funds) amounted to Ch$4,052,867 million and was mainly composed of Central Bank's and Government's bonds, representing 78% of the total amount.

To a la lesser extent we hold bonds and time deposits issued by local banks that concentrate 22% of the exposure, while local corporate bonds and other financial instruments, such as mutual funds that represent less than 1%. As of March 31, 2022 we did not have any exposure to foreign issuers or offshore bonds issued by local companies or banks.

Securities Portfolio by Purpose
(In Millions of Ch$ and %)


7,771,248
138,753
839,744
3,054,809
3,737,942
3,293,671
405,440
1,064,517
1,823,714
4,052,867
3,199
846,983
2,720,499
482,186
Mar-21
Dec-21
Mar-22
Trading Securities
Fair Value Through OCI
Amortized Cost (HTM)
Other Instruments

As of Mar-22 our securities portfolio was primarily comprised of instruments measured at fair value through other comprehensive income or FVTOCI (67.1%) and instruments measured at amortized cost (20.9%). To a lesser extent, we also held trading securities (11.9%) and mutual funds and other instruments (0.1%), the latter mainly for liquidity management purposes.

The total balance of our securities portfolio as of Mar-22 represented a Ch$759,196 million increase when compared to Mar-21.

The annual increase when compared to Mar-21 was due to:

- An increase of Ch$1,655,982 million in FVTOCI securities, from Ch$1,064,517 million in Mar-21 to Ch$2,720,499 million in Mar-22, which was mainly the consequence of our aim to benefit from an attractive accrual owing to the prevailing environment of high interest rates and inflation. To a lesser extent, greater positions had also to do with our view on a more normalized scenario for interest rates in the future, as long as inflation expectations converge to the

Central Bank's target range. The increase in FVTOCI was largely focused on Central Bank's and Government's securities posting an increase of Ch$1,868,047 million, which was partly offset by lower positions in local banks´ deposits.

- Positions taken in Government's securities as part of our securities at amortized cost (formerly Held-to-Maturity portfolio) by Ch$846,983 million, a decision made by mid-2021 that mainly pursued to take advantage of higher accrual in an environment of increasing long-term interest rates and low cost of funds, as an alternative to lower growth perspectives for the loan portfolio.

These factors were partly counterbalanced by reduced positions in trading securities by Ch$1,341,528 million, from Ch$1,823,714 million in Mar-21 to Ch$482,186 million in Mar-22, mainly due to lower exposures to Central Bank's short-term notes. This was to some extent explained by lower amounts of demand deposits held by our customers in Mar-22 when compared to Mar-21, which means lower requirements for "technical reserve" (equivalent to the excess of demand deposit balances over 2.5 times the regulatory capital as defined by Basel III) that we meet with Central Bank's notes. Although this is one of the underlying causes for the annual decrease in Central Bank's notes in Mar-22, it had also to do with market expectations on the increase in the monetary policy interest rate before Central Bank's meeting held in March 2022.

On a quarterly basis, our securities portfolio decreased by Ch$3,718,381 million from the Ch$7,771,248 million posted as of Dec-21. This reduction mostly relied on:

- A decrease of Ch$3,255,756 million in trading securities from Ch$3,737,942 million in Dec-21 to Ch$482,186 million in Mar-22, primarily caused by a decrease in demand deposits in Mar-22 in comparison with Dec-21 that resulted in lower "technical reserve" requirements, leading us to reduce exposures to Central Bank's notes and also due to the same effect associated with expected changes in the monetary policy interest rate mentioned earlier.
- Lower exposure to FVTOCI securities by Ch$334,310 million, from Ch$3,054,809 million in Dec-21 to Ch$2,720,499 million in Mar-22, primarily concentrated in Central Bank & Government's bonds, that was to some extent offset by greater positions in local banks' deposits.
- Lower positions in mutual funds by Ch$135,554 million, from Ch$138,753 million in Dec-21 to Ch$3,199 million in Mar-22, principally associated with changes in liquidity needs.

These factors were to some degree offset by an increase of Ch$7,239 million in instruments at amortized cost, explained by the effect of higher inflation on UF-denominated Central Bank's bonds.

Local Interest Rates
(Nominal and Real Rates in %)


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
BCP 5y
BCP 10y
TPM
BCU 5y
BCU 10y

Source: Risk America and Chilean Central Bank

Over the last months, interest short-term interest rates have continued to increase, which has come on the heels of the effort deployed by the Central Bank to control inflation. As such, the monetary policy interest rate has increased from 0.5% in Mar-21 to 4.0% in Dec-21 and to 7.0% in Mar-22. Unlike, after experiencing a significant increase in 2021 due to the long-term macroeconomic effects of pension fund withdrawals, nominal long-term interest rates have stabilized in levels of 6.0% to 7.0%, while real long-term interest rates have decreased at the beginning of 2022 driven by expectations on higher inflation.

Within this environment, the yield curve has inverted in the last months, by turning the term spread into negative. Nonetheless, volatility is expected to characterize next quarters, based on political uncertainty and attempts promoting new pension fund withdrawals. We expect to benefit from volatility in the short-term in our trading portfolio. However, if long-term rates continue to increase, this could have an adverse effect on our investments measured at fair value through other comprehensive income.

Other Assets

The other assets increased from Ch$10,618,749 million in Mar-21 to Ch$12,369,942 million in Mar-22, which was mainly associated with: (i) an increase in cash and due from banks by Ch$2,678,643 million, which is basically the opposite of the evolution of trading securities held to meet "technical reserve" requirements as explained earlier, and (ii) derivatives increasing Ch$536,397 million on an annual basis, primarily given the

sharp depreciation of 9.1% of the Chilean peso against the US-dollar between Mar-21 and Mar-22. These effects were to some extent offset by an annual decrease of Ch$1,563,176 million in loans to banks, which had mainly to do with lower deposits in the Central Bank for liquidity management purposes.

When compared to Dec-21, our other assets posted an increase of Ch$1,947,489 million, from Ch$10,422,453 million in Dec-21 to Ch$12,369,942 million in Mar-22. This evolution had mainly to do with a joint increase of Ch$2,630,618 million in month-end balances of loans to banks and cash and due from banks for liquidity management purposes as opposed to the decrease in Central Bank's notes held as trading securities. This effect was partly offset by lower balances of derivatives by Ch$496,581 million due to the Chilean peso appreciation of 8.0% against the US-dollar in the 1Q22.

Other Assets
(In Millions of Ch$)


10,618,749
631,824
485,796
4,554,593
1,950,320
2,203,605
10,422,453
814,880
551,065
1,529,313
2,983,298
3,713,734
12,369,942
717,327
459,773
2,991,417
2,486,717
4,882,248
Mar-21
Dec-21
Mar-22
Cash and Due from Banks
Derivatives
Loans to Banks
Acc. Rec. and REPO
Fixed and Int. Assets
Deferred Taxes
Other

Current Accounts & Demand Deposits

After various quarters characterized by increasing demand deposits (DDA), this source of funding has begun to slowdown, in line with our expectations. In fact, although our DDA balances went up Ch$1,219,928 million or 8.0% on an annual basis from Ch$15,273,546 million in Mar-21 to Ch$16,493,474 million in Mar-22, DDA recorded a decrease of Ch$1,756,407 million on a quarterly basis from the Ch$18,249,881 million recorded in Dec-21, denoting a decline 9.6%.

This trend has been evidenced in both, the retail and the wholesale banking segment. When compared to Mar-21, retail banking and wholesale banking demand deposits increased by Ch$276,386 million or 3.0% and Ch$943,542 million or 15.5%, respectively, whereas on a quarterly basis retail banking segment DDA went down by Ch$1,142,101 million or 10.8% and the wholesale banking segment posted a quarterly decline of Ch$614,306 million or 8.0%

Total Demand Deposits
(In Millions of Ch$)


15,273,546
6,084,973
9,188,573
18,249,881
7,642,821
10,607,060
16,493,474
7,028,515
9,464,959
Mar-21
Dec-21
Mar-22
Retail Banking
Wholesale Banking

The main underlying factors that explain this behavior, were:

- The sharp increase in short-term interest rates following the path of the monetary policy rate that has risen from 0.5% in Jul-21 to 7.0% in Mar-22, as part of the monetary tightening cycle undertaken by the Central Bank in pursuit of controlling inflation, which has encouraged DDA holders to move to more profitable investment choices including time deposits and mutual funds.
- The recent increase in inflation, which has surpassed the upper boundary of the Central Bank's mid-term target range from 2.0% to 4.0%, and the expectation that it will remain at high levels over the next quarters, from which the cost of opportunity of holding savings in current accounts has substantially increased.
- A decrease in the excess of liquidity seen in the local economy over the last year, particularly among individuals, after three pension fund withdrawals that basically went to household consumption.

Notwithstanding the above, DDA continued to be our main funding source by representing 33.0% of our total assets as of March 31, 2022. Even though trends in DDA have changed the funding structure of the whole banking industry, in times of uncertainty –such as the pandemic– we continued to be the preferred bank to save DDA for our customers, particularly among personal banking holders. As of Feb-22 (latest available data) we maintained a market-leading position in total DDA by holding a 21.4% market share.

Total Demand Deposits by Currency
(In Millions of Ch$ and %, as of March 31, 2022)


Local Currency 13,742,309 83%
Foreign Currency 2,751,166 17%

Other trend we have seen in demand deposits is the increase in the share of foreign currency balances, which has passed from representing 12.8% in Mar-21 to 18.5% in Dec-21. Although this portion declined to 16.7% in Mar-22, foreign currency demand deposits are expected to behave above long-term shares of total DDA as long as uncertainty regarding the local economic and political environment lingers and, to a lesser extent, inflations stays above the Central Bank target range. Worth noting is this trend has been present in both the retail and the wholesale banking segment, where current accounts in foreign currency held by individuals have evolved from representing 2.4% of total DDA in Mar-21 to 3.2% in Dec-21 and Mar-22 while foreign currency current accounts held by wholesale customers have passed from representing 9.7% in Mar-21 to 14.3% in Dec-21 and to 12.6% in Mar-22.

We expect trends observed in DDA to consolidate over the next quarters, based on which we forecast an annual decline of total balances in 2022 aligned with the trend expected for the industry. In other words, we foresee the relationship between DDA and total loans to decline from 48% in Mar-22 to around 28%, which is more aligned with a long-term average "reciprocity" ratio. Likewise, we cannot rule out that the portion of foreign currency DDA will continue to increase depending on the evolution of the economic and political landscape.

Time Deposits & Saving Accounts

Aligned with the trend evidenced by DDA, time deposits have retaken positive growth based on both higher short-term interest rates –based on the path followed by the monetary policy rate– and increased inflation, all modifying investors' preferences towards profitability rather than liquidity.

As such, time deposits balances increased from Ch$8,183,948 million in Mar-21 to Ch$8,803,714 million in Dec-21 and to Ch$9,801,495 million in Mar-22, representing an annual increment of 19.8% and a quarterly rise of 11.3%. Growth in time deposits has mostly been steered by the retail banking segment, in which total balances of time deposits have shown annual and quarterly increases of 43.5% and 11.0% from Ch$5,015,530 million in Mar-21 to Ch$6,484,687 million in Dec-21 and to Ch$7,195,355 million in Mar22. Certainly, time deposits have become the main tool for individuals to protect their savings from the impact of inflation.

Time Deposits by Segment
(In Millions of Ch$)


8,183,948
8,803,714
9,801,495
3,168,418
2,319,027
2,606,140
5,015,530
6,484,687
7,195,355
Mar-21
Dec-21
Mar-22
Retail Banking
Wholesale Banking

Unlike, wholesale banking customers, who managed their liquidity in a more professional way have reduced their time deposits balances from Ch$3,168,418 million in Mar-21 to Ch$2,606,140 million in Mar-22, which translated into an annual slide of 17.7%. Driven by currently negative real interest rates on short-term time deposits, wholesale customers have moved to riskier investments such as mutual funds or equity in search for higher profitability.

We expect the upward trend in time deposits and saving accounts to continue in the next quarters.

Long-Term Debt

Due to the expected evolution of DDA in a context of increasing interest rates that could affect the whole banking industry, we reactivated our long-term debt program by the end of 2021. Hence, our debt issued increased from Ch$8,966,982 million in Mar-21 to Ch$9,478,904 million in Dec-21 and to Ch$9,370,860 million in Mar-22, representing a 4.5% annual increase and an 1.1% quarterly decline.

These changes have been explained by placements amounting to Ch$473,538 million in Chile and Ch$736,341 million abroad between Mar-21 and Mar-22, which has been partly offset by scheduled bond amortizations. On a quarterly basis, the change in debt issued is mostly explained by the effect of an 8.0% appreciation of the Chilean peso against the US-dollar (and other currencies) in the 1Q22, affecting the translation of foreign currency bonds.


Debt Issued
(In Millions of Ch$)
8,966,982
5,923
896,425
8,064,633
9,478,904
4,116
917,510
8,557,279
9,370,860
3,488
939,099
8,428,273
Mar-21
Dec-21
Mar-22
Senior Bonds
Subordinated Bonds
Mortgage Bonds

In the 1Q22 we continued to take advantage of market opportunities by issuing:

- Ch$195,628 million in UF-denominated bonds in the local market with tenors between 14 and 19 years.
- Ch$51,670 million in foreign countries with tenor of 20 years.

We expect to continue issuing long-term debt in both UF and foreign currency swapped to UF in order to manage both our term gaps with respect to assets but also our net asset UF gap based on the forecasts and our risk appetite for inflation.

Other Liabilities

As of Mar-22 other liabilities amounted to Ch$10,120,178 million, which represents an annual increase of Ch$1,379,406 million or 15.8% when compared to the Ch$8,740,772 million in Mar-21 and decrease of Ch$812,126 million or 2.4% in relation to the Ch$10,932,304 million in Dec-21.

The annual change has been primarily explained by borrowings from financial institutions, which passed from Ch$3,674,566 million in Mar-21 to Ch$4,657,937 million in Mar-22, based on further funds raised from the Central Bank as part of the Facility Program Conditional on Loan Origination (FCIC) by Ch$1,237,860 million in the 2Q21 after raising Ch$3,110,600 million in the 2Q20 under the same program. Derivatives also rose Ch$450,326 supported by a 9.1% annual depreciation of the Chilean peso.


Other Liabilities
(In Millions of Ch$)
8,740,772
2,946,644
2,119,562
3,674,566
10,932,304
3,297,240
2,773,199
4,861,865
10,120,178
2,892,353
2,569,888
4,657,937
Mar-21
Dec-21
Mar-22
Borrowing from F.I.
Derivatives
Provisions & Others

When compared to Dec-21 the decrease in other liabilities was supported by: (i) a decrease of Ch$404,887 million in provisions and others principally due to lower provisions for minimum dividends that were partly counterbalanced by higher additional provisions, (ii) the lower borrowings from foreign financial institutions by Ch$203,928 million, and (iii) a decrease of Ch$203,311 million in derivatives due to the 8.0% appreciation of the Chilean peso in the 1Q22.

Funding Concentration & Liquidity

From the concentration perspective, our liabilities structure continued to be balanced as reflected by a 45% share of retail counterparties, 42% share of financial counterparties and a 13% composed of wholesale non-financial counterparties.

Given the recent trends in interest rates and as long as the excess of liquidity in the economy disappears, we expect this composition to change moderately. This should also be amplified by the effect of long-term debt placements in Chile and abroad, all leading to increased concentration of non-retail counterparties. The important thing is that two thirds of the financial counterparties are today explained by long-term bonds (18.1% of total liabilities) and borrowings from the Central Bank (9.2% of total liabilities).

Liability Concentration by Counterparty
(As percentage of Total Liabilities)


Retail Counterparties 45%
Wholesale Non-Financial Counterparties 13%
Financial Counterparties 42%

As for liquidity, we maintained a solid position as reflected by a Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR) averaging 358% and 130%, respectively in the 1Q22, well above the prevailing regulatory limits of 90% (for LCR only as of the date of this report).

Liquidity Ratios: LCR and NSFR
(In percentage as of each date, based on CMF C49 report)


450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
LCR
NSFR

Since the outbreak of COVID19, we have been very cautious in terms of liquidity, which led us to bolster our internal liquidity buffer that, in turn, resulted in an improved LCR. As of March 31, 2022 we maintain significant amounts of high quality liquid assets that enabled us to close the quarter with LCR a 318% and NSFR at 132%.

It is important to note the Central Bank has recently introduced changes to the treatment of the "technical reserve" arisen from DDA on the calculation of both the LCR and NSFR. Even though our LCR is expected to decrease due to this methodological change, we will suitably keep on complying with regulatory requirements by far. Likewise, the former phase-in process for LCR regulatory limits, which should be 90% for 2022 and 100% in 2023, was anticipated. Therefore, banks will have to comply with a 100% threshold starting June 2022 (90% until May 2022).

Furthermore, the new regulation established a new regulatory limit for the NSFR, which will be 60% starting June 2022 and will increase 10% per year reaching 100% in January 2026.

Equity Base & Capital Adequacy

Our equity base amounted to Ch$4,199,907 million in Mar-22, which represented a 9.8% or Ch$376,137 million annual increase when compared to Ch$3,823,770 million posted in Mar-21.

Equity Base – Banco de Chile
(In Millions of Ch$)


3,823,770
91,667
655,478
3,076,624
4,293,522
468,294
655,478
3,169,749
4,199,907
175,368
908,572
3,115,966
Mar-21
Dec-21
Mar-22
Net Income (Net of Min. Div.)
Retained Earnings
Capital & Reserves

The annual change in equity relied on:

- Retention of Ch$253,094 million associated with the capitalization of the effect of inflation on our shareholders' equity for the year ended December 31, 2021.
- An annual increase of Ch$83,701 million in net income recorded in the 1Q22 when compared to the 1Q21, once deducted provisions for minimum dividends, based on pay-out ratio of 60% over net distributable income.
- An annual rise of Ch$29,400 million in equity accounts related to the marking-to-market of both financial instruments measured at fair value through OCI and derivatives held for cash flows hedge accounting. The previously discussed increase in local interest rates in 2021, and no major changes in foreign interest rates yet, have resulted in positive marking-to-market of cash flow hedge accounting derivatives that passed from a negative result of Ch$50,704 million in Mar-21 to a positive result of Ch$34,130 million in Mar-22. This effect more than offset the impact of increasing interest rates on fixed-income securities that led marking-to-market of these instruments from a net gain of Ch$972 million in Mar-21 to a net loss of Ch$50,934 million in Mar-22.

On a quarterly basis, our equity recorded a moderate 2.2% or Ch$93,615 million decrease when compared to the Ch$4,293,522 million reached in Dec-21. This quarterly change was primarily the consequence of:

- The decision made by our shareholders –in the annual ordinary meeting held on March 17, 2022– of distributing 100% of the net distributable earnings generated in 2021, once deducted the effect of inflation on our shareholders' equity, instead of the 60% provisioned during 2021 for that purpose. This translated into Ch$539,097 million paid in dividends in Mar-22 and, therefore, lower retained earnings by Ch$215,200 million, based on actual dividends that were above the amount provisioned as of Dec-21.
- A decrease of Ch$53,053 million in equity accounts related to the marking-to-market of both FVTOCI instruments and derivatives held for cash flows hedge accounting, mainly due to a decrease in the marking-to-market of derivatives, as a result of a decrease in UF-denominated long-term interest rates, driven by expectations on higher inflation, amounting to Ch$47,177 million and, to a lesser extent, negative fair value adjustment of FVTOCI peso denominated instruments.

The above effects were to some extent offset by the net income earned in the 1Q22, once deducted provisions for minimum dividends, amounting to Ch$175,378 million.

Comprehensive Income Breakdown
(In Millions of Ch$ as of Mar-22)


291,727
(5,436)
(64,626)
17,009
238,674
Fair Value Adj. Securities FVTOCI
Fair Value Adj. Hedge Accounting
OCI Income Tax & Others
Net Income for the period
Comprehensive Income

In regards to the Other Comprehensive Income, as of March 31, 2022 we accounted for a negative fair value adjustment of Ch$53,053 million, which was mostly due to both: (i) a negative fair value adjustment of Ch$64,626 million in cash flow hedge accounting derivatives, owing to the downward trend in UF-denominated interest rates during the first months of 2022 as recently discussed, based on the expectation of higher than normal inflation in the mid-term, (ii) a negative effect on the fair value of fixed-income securities measured at FVTOCI by Ch$5,436 million, and (iii) lower income tax on OCI and other effects by Ch$17,009 million.

BCH Capital Adequacy Ratios [1,2]
(As percentage as of each date)


+29bp
+88bp
+38bp
+173bp
7.9%
8.2%
12.3%
13.2%
13.8%
14.2%
16.1%
17.8%
Common Equity Tier 1 (CET1) / Total Assets
Common Equity Tier 1 (CET1) / RWA
Tier 1 Capital / RWA
BIS III Ratio Total Capital / RWA
Mar-21
Mar-22

(1) Figures for Mar–21 under Basel I (credit RWA only) and figures for Mar–22 under Basel III (credit, market and operational RWA).
(2) Tier1 ratio on a pro-forma basis for Mar–21.

As for capital adequacy, as of Mar-22 we continued to be the local bank, among major banks, with the most solid capital base as reflected by all capital adequacy ratios. As a matter of fact, our CET1 ratio was 13.2% in Mar-22, which coupled with a Total Capital ratio of 17.8% as of the same date.

These ratios signified annual increases of 88 bp. and 173 bp., respectively, when compared to Mar-21 and 19 bp. and 54 bp. improvements in comparison with Dec-21. Likewise, our leverage ratio was enhanced from 7.9% in Mar-21 to 8.0% in Dec-21 and to 8.2% in Mar-22.

Whereas CET1 ratio has bolstered on the grounds of both the capitalization of the effect of inflation on our shareholders' equity and the increase posted in net income, the Total Capital ratio has also been reinforced by additional allowances that passed from Ch360,252 million in Mar-21 to Ch$540,252 million in Dec-21 and Ch$610,252 million in Mar-22.

Based on these figures, as of March 31, 2022 we fully complied with regulatory limits of 3.0% for the leverage ratio, 6.625% for the CET1 ratio, 8.125% for the Tier1 ratio and 10.125% for the Total Capital ratio.

It is worth noting that on March 30, 2022 we received notification from the CMF about the systemic buffer related to our characteristic of domestic systemically-important bank, which was defined at 1.25%. This buffer will be introduced at an annual rate of 25% starting December 1, 2022, which will combine with the withdraw of former buffer of 2.0% imposed on us under Basel I, which started to be reduced at a 25% rate starting December 1, 2021. The newer buffer is completely in line with our expectations and, therefore, it does not generate any change in our view regarding capital adequacy.

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarters				Year Ended			
	1Q21 MCh$	1Q22 MCh$	1Q22 MUS$	% Change 1Q22/1Q21	Mar-21 MCh$	Mar-22 MCh$	Mar-22 MUS$	% Change Mar-22/Mar-21
Interest revenue	321,170	449,518	573.1	40.0 %	321,170	449,518	573.1	40.0 %
Interest expense	(58,789)	(143,303)	(182.7)	143.8 %	(58,789)	(143,303)	(182.7)	143.8 %
Net Interest Income	**262,381**	**306,215**	**390.4**	**16.7 %**	**262,381**	**306,215**	**390.4**	**16.7 %**
Indexation revenue from UF	162,960	386,218	492.4	137.0 %	162,960	386,218	492.4	137.0 %
Indexation expenses from UF	(94,098)	(199,064)	(253.8)	111.5 %	(94,098)	(199,064)	(253.8)	111.5 %
Net Income from UF Indexation	**68,862**	**187,154**	**238.6**	**171.8 %**	**68,862**	**187,154**	**238.6**	**171.8 %**
Income from fees and commissions	140,118	160,709	204.9	14.7 %	140,118	160,709	204.9	14.7 %
Expenses from fees and commissions	(28,986)	(30,469)	(38.8)	5.1 %	(28,986)	(30,469)	(38.8)	5.1 %
Net Fee Income	**111,132**	**130,240**	**166.1**	**17.2 %**	**111,132**	**130,240**	**166.1**	**17.2 %**
Results from Assets/Liabilities held for Trading	1,122	27,371	34.9	2,339.5 %	1,122	27,371	34.9	2,339.5 %
Results from FVTOCI Assets and Asset/Liabilities at Amortized Cost	3,803	508	0.6	(86.6) %	3,803	508	0.6	(86.6) %
Results form Foreign Exchange Transactions	25,273	28,100	35.8	11.2 %	25,273	28,100	35.8	11.2 %
Financial Results	**30,198**	**55,979**	**71.4**	**85.4 %**	**30,198**	**55,979**	**71.4**	**85.4 %**
Income attributable to affiliates	**(657)**	**1,534**	**2.0**	**-**	**(657)**	**1,534**	**2.0**	**-**
Income from Non-Current Assets Held for Sale	**1,580**	**977**	**1.2**	**(38.2) %**	**1,580**	**977**	**1.2**	**(38.2) %**
Other operating income	**3,970**	**3,086**	**3.9**	**(22.3) %**	**3,970**	**3,086**	**3.9**	**(22.3) %**
Total Operating Revenues	**477,466**	**685,185**	**873.6**	**43.5 %**	**477,466**	**685,185**	**874**	**43.5 %**
Personnel expenses	(113,698)	(122,067)	(155.6)	7.4 %	(113,698)	(122,067)	(155.6)	7.4 %
Administrative expenses	(82,889)	(86,834)	(110.7)	4.8 %	(82,889)	(86,834)	(110.7)	4.8 %
Depreciation and amortization	(18,619)	(19,925)	(25.4)	7.0 %	(18,619)	(19,925)	(25.4)	7.0 %
Impairments	421	98	0.1	(76.7) %	421	98	0.1	(76.7) %
Other operating expenses	(3,986)	(5,679)	(7.2)	42.5 %	(3,986)	(5,679)	(7.2)	42.5 %
Total Operating Expenses	**(218,771)**	**(234,407)**	**(298.9)**	**7.1 %**	**(218,771)**	**(234,407)**	**(298.9)**	**7.1 %**
Provisions for Loans at Amortized Cost	(31,425)	(43,055)	(54.9)	37.0 %	(31,425)	(43,055)	(54.9)	37.0 %
Special Provisions for Credit Risk	(38,785)	(69,784)	(89.0)	79.9 %	(38,785)	(69,784)	(89.0)	79.9 %
Recovery of written-off loans	14,743	13,641	17.4	(7.5) %	14,743	13,641	17.4	(7.5) %
Financial Assets Impairments	(724)	(206)	(0.3)	(71.5) %	(724)	(206)	(0.3)	(71.5) %
Expected Credit Losses (ECLs)	**(56,191)**	**(99,404)**	**(126.7)**	**76.9 %**	**(56,191)**	**(99,404)**	**(126.7)**	**76.9 %**
Operating Result	**202,504**	**351,374**	**448**	**73.5 %**	**202,504**	**351,374**	**448**	**73.5 %**
Income tax	(40,540)	(59,647)	(76.1)	47.1 %	(40,540)	(59,647)	(76.1)	47.1 %
Net Income for the Period	**161,964**	**291,727**	**372.0**	**80.1 %**	**161,964**	**291,727**	**372.0**	**80.1 %**
Non-Controlling interest	-	-	0.0	-	-	-	0.0	-
Net Income for the Period attributable to Equity Holders	**161,964**	**291,727**	**372.0**	**80.1 %**	**161,964**	**291,727**	**372.0**	**80.1 %**
Fair Value Adj. Securities FTVOCI	1,232	(5,436)	(6.9)	-	1,232	(5,436)	(6.9)	-
Failr Value Adj. Hedge Accounting	1,539	(64,626)	(82.4)	-	1,539	(64,626)	(82.4)	(4,299.2) %
Income Tax & Other effects	(557)	17,009	21.7	-	(557)	17,009	21.7	(3,153.7) %
Comprehensive Income	**164,178**	**238,674**	**304.3**	**45.4 %**	**164,178**	**238,674**	**304.3**	**45.4 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of March 31, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Mar-21 MCh$	Dec-21 MCh$	Mar-22 MCh$	Mar-22 MUS$	% Change Mar-22/Mar-21	% Change Mar-22/Dec-21
Cash and due from banks	**2,203,605**	**3,713,734**	**4,882,248**	**6,225.0**	**121.6 %**	**31.5 %**
Transactions in the course of collection	**423,373**	**486,700**	**433,912**	**553.2**	**2.5 %**	**(10.8) %**
Financial Assets for Trading at Fair Value through P&L	**4,145,088**	**6,582,190**	**2,879,846**	**3,672**	**(30.5) %**	**(56.2) %**
Financial Assets at Fair Value Through OCI	**1,064,517**	**3,054,809**	**2,720,499**	**3,469**	**155.6 %**	**(10.9) %**
Derivative Intruments for Hedge Accounting	**34,386**	**277,803**	**92,256**	**96,208**	**168.3 %**	**(66.8) %**
Financial Asstes at Amortized Cost	**35,644,640**	**35,945,290**	**37,373,007**	**47,651**	**4.8 %**	**4.0 %**
Receivables from repurchase agreements and security borrowin	*62,423*	*64,365*	*25,861*	*33.0*	*(58.6) %*	*(59.8) %*
Debt Securities	*-*	*839,744*	*846,983*	*1,079.9*	*-*	*0.9 %*
Loans and advances to Banks	*4,554,593*	*1,529,313*	*2,991,417*	*3,814.1*	*(34.3) %*	*95.6 %*
Commercial loans	*18,172,781*	*19,634,756*	*19,349,450*	*24,671.0*	*6.5 %*	*(1.5) %*
Residential mortgage loans	*9,630,155*	*10,346,652*	*10,454,944*	*13,330.3*	*8.6 %*	*1.0 %*
Consumer loans	*3,944,035*	*4,248,709*	*4,414,182*	*5,628.2*	*11.9 %*	*3.9 %*
Allowances for loan losses	*(719,347)*	*(718,249)*	*(709,830)*	*(905.0)*	*(1.3) %*	*(1.2) %*
Investments in other companies	**48,973**	**52,757**	**54,359**	**69.3**	**11.0 %**	**3.0 %**
Intangible assets	**62,531**	**72,532**	**72,665**	**92.6**	**16.2 %**	**0.2 %**
Property and Equipment	**222,587**	**222,320**	**217,760**	**277.6**	**(2.2) %**	**(2.1) %**
Leased assets	**118,042**	**100,188**	**96,046**	**122.5**	**(18.6) %**	**(4.1) %**
Current tax assets	**37,132**	**846**	**956**	**1.2**	**(97.4) %**	**13.0 %**
Deferred tax assets	**352,319**	**434,277**	**445,033**	**567.4**	**26.3 %**	**2.5 %**
Others	**631,824**	**814,880**	**717,327**	**914.6**	**13.5 %**	**(12.0) %**
Total Assets	**44,989,017**	**51,758,326**	**49,985,914**	**63,733.2**	**11.1 %**	**(3.4) %**

LIABILITIES & EQUITY	Mar-21 MCh$	Dec-21 MCh$	Mar-22 MCh$	Mar-22 MUS$	% Change Mar-22/Mar-21	% Change Mar-22/Dec-21
Liabilities						
Transactions in the course of payment	**731,625**	**369,980**	**433,362**	**552.5**	**(40.8) %**	**17.1 %**
Financial Liabilities for Trading at Fair Value through P&L	**2,036,690**	**2,782,113**	**2,522,584**	**3,216.4**	**23.9 %**	**(9.3) %**
Derivative Intruments for Hedge Accounting	**85,293**	**696**	**49,029**	**62.5**	**(42.5) %**	**6,944.4 %**
Financial Liabilities at Amortized Cost	**35,542,165**	**40,812,258**	**39,685,498**	**50,599.9**	**11.7 %**	**(2.8) %**
Current accounts and other demand deposits	*15,273,546*	*18,249,881*	*16,493,474*	*21,029.5*	*8.0 %*	*(9.6) %*
Saving accounts and time deposits	*8,183,948*	*8,803,714*	*9,801,495*	*12,497.1*	*19.8 %*	*11.3 %*
Payables from repurchase agreements and security lending	*101,756*	*85,399*	*99,268*	*126.6*	*(2.4) %*	*16.2 %*
Borrowings from financial institutions	*3,674,566*	*4,861,865*	*4,657,937*	*5,939.0*	*26.8 %*	*(4.2) %*
Debt Issued	*8,070,556*	*8,561,395*	*8,431,761*	*10,750.7*	*4.5 %*	*(1.5) %*
Other financial obligations	*237,793*	*250,004*	*201,563*	*257.0*	*(15.2) %*	*(19.4) %*
Lease liabilities	**114,059**	**95,670**	**91,311**	**116.4**	**(19.9) %**	**(4.6) %**
Instruments Issued for Regulatory Capital	**896,425**	**917,510**	**939,099**	**1,197.4**	**4.8 %**	**2.4 %**
Provisions	**626,074**	**1,069,329**	**899,161**	**1,146.5**	**43.6 %**	**(15.9) %**
Current tax liabilities	**189**	**113,129**	**106,257**	**135.5**	**56,120.6 %**	**(6.1) %**
Deferred tax liabilities	**-**	**-**	**-**	**-**	**-**	**-**
Other liabilities	**1,132,727**	**1,304,119**	**1,059,706**	**1,351.1**	**(6.4) %**	**(18.7) %**
Total liabilities	**41,165,247**	**47,464,804**	**45,786,007**	**58,378.2**	**11.2 %**	**(3.5) %**
Equity of the Bank's owners						
Capital	2,420,538	2,420,537	2,420,538	3,086.2	0.0 %	0.0 %
Reserves	699,800	710,473	709,742	904.9	1.4 %	(0.1) %
Other comprehensive income	(43,714)	38,739	(14,314)	(18.3)	(67.3) %	(136.9) %
Retained earnings from previous periods	655,478	655,478	908,572	1,158.4	38.6 %	38.6 %
Income for the period	161,964	792,191	291,727	372.0	80.1 %	(63.2) %
Provisions for minimum dividends	(70,297)	(323,897)	(116,359)	(148.4)	65.5 %	(64.1) %
Non-Controlling Interest	1	1	1	0	0.0 %	0.0 %
Total equity	**3,823,770**	**4,293,522**	**4,199,907**	**5,355.0**	**9.8 %**	**(2.2) %**
Total Liabilities & Equity	**44,989,017**	**51,758,326**	**49,985,914**	**63,733.2**	**11.1 %**	**(3.4) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of March 31, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter		Year Ended	
	1Q21	1Q22	Mar-21	Mar-22
Earnings per Share (1) (2)				
Net income per Share (Ch$)	1.60	2.89	1.60	2.89
Net income per ADS (Ch$)	320.67	577.58	320.67	577.58
Net income per ADS (US$)	0.45	0.74	0.45	0.74
Book value per Share (Ch$)	37.85	41.58	37.85	41.58
Shares outstanding (Millions)	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)				
Net Interest Margin	3.40%	4.91%	3.40%	4.91%
Net Financial Margin	3.68%	5.10%	3.68%	5.10%
Fees & Comm. / Avg. Interest Earnings Assets	1.13%	1.21%	1.13%	1.21%
Operating Revs. / Avg. Interest Earnings Assets	4.87%	6.35%	4.87%	6.35%
Return on Average Total Assets	1.44%	2.31%	1.44%	2.31%
Return on Average Equity	17.20%	27.08%	17.20%	27.08%
Capital Ratios (6) (7)				
Common Equity Tier 1 (CET1) / Total Assets	7.91%	8.20%	7.91%	8.20%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	12.28%	13.16%	12.28%	13.16%
Tier1 Capital / Risk Weighted Assets (RWA)	13.78%	14.16%	13.78%	14.16%
Total Capital / Risk Weighted Assets (RWA)	16.11%	17.84%	16.11%	17.84%
Credit Quality Ratios				
Total Past Due / Total Loans to Customers	0.96%	0.88%	0.96%	0.88%
Allowance for Loan Losses / Total Past Due	235.97%	236.35%	235.97%	236.35%
Total Allowance for Loan Losses / Total Past Due (5)	354.14%	439.55%	354.14%	439.55%
Impaired Loans / Total Loans to Customers	3.47%	2.61%	3.47%	2.61%
Loan Loss Allowances / Impaired Loans	65.39%	79.62%	65.39%	79.62%
Loan Loss Allowances / Total Loans to Customers	2.27%	2.07%	2.27%	2.07%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.72%	1.17%	0.72%	1.17%
Operating and Productivity Ratios				
Operating Expenses / Operating Revenues	45.82%	34.21%	45.82%	34.21%
Operating Expenses / Average Total Assets (3) (4)	1.95%	1.86%	1.95%	1.86%
Balance Sheet Data (1) (3)				
Avg. Interest Earnings Assets (million Ch$)	39,237,869	43,093,633	39,237,869	43,093,633
Avg. Assets (million Ch$)	44,940,597	50,431,426	44,940,597	50,431,426
Avg. Equity (million Ch$)	3,767,562	4,309,186	3,767,562	4,309,186
Avg. Loans to Customers (million Ch$)	31,260,389	34,087,086	31,260,389	34,087,086
Avg. Interest Bearing Liabilities (million Ch$)	21,189,806	23,477,780	21,189,806	23,477,780
Risk-Weighted Assets (Million Ch$)	31,102,274	31,918,588	31,102,274	31,918,588
Additional Data				
Exchange rate (Ch$/US$) - EOP	719.00	784.30	719.00	784.30
Employees (#) - EOP	12,693	12,296	12,693	12,296
Branches (#) - EOP	312	272	312	272

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Including additional allowances.

(6) Figures before Dec21 or the 4Q21 under Basel I (credit RWA only) and figures for Dec21 or after Dec21 under Basel III (credit, market and operational RWA).

(7) Tier1 on a proforma basis before Dec21 or the 4Q21.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 784.3 per US$1.00 as of March 31, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Basis for Presentation

This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB).

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
- natural disasters or pandemics, such as the coronavirus known as COVID19;
- the effect of tax laws or other kind of regulation on our business;
- other risk factors as reported in our form 20F filed with the U.S. SEC.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control & Capital
Financial Control & Capital Area | Banco de Chile
dgalarce@bancochile.cl